                           Morgan Stanley Series Funds
                                522 Fifth Avenue
                               New York, NY 10036

July 31, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:  MORGAN STANLEY SERIES FUNDS: MORGAN STANLEY ALTERNATIVE OPPORTUNITIES FUND
     (FILE NO. 333-143505)

Dear Mr. Greene:

         Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Series Funds (the "Trust") filed with the Securities and Exchange Commission (the "Commission") on May 6, 2008
relating to the establishment of the Morgan Stanley Alternative Opportunities
Fund (the "Fund"), a portfolio of the Trust. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 8 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about July 31, 2008.

                  GENERAL COMMENTS TO FORM N-1A

COMMENT 1.        PLEASE FILE A LETTER RESPONDING TO THESE COMMENTS FROM THE
                  STAFF OF THE COMMISSION THAT INCORPORATES THE "TANDY"
                  INFORMATION VIA EDGAR.

                           Response 1. This Commission response letter, which
                           incorporates the "Tandy" information, will be filed
                           via EDGAR as correspondence separate from the
                           registration statement filing.

COMMENT 2.        WE REMIND THE FUND OF ITS OBLIGATION TO FILE ELECTRONIC
                  REPORTS WITH RESPECT TO ITS FIDELITY BOND COVERAGE UNDER RULE
                  17G-1(G) UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE "1940
                  ACT").

                           Response 2. The Fund acknowledges its obligation to
                           file electronic reports with respect to its fidelity
                           bond coverage under Rule 17g-1(g) of the 1940 Act and
                           intends to comply with Rule 17g-1(g) by filing its
                           fidelity bond electronically with the Commission.

                  COMMENTS TO THE PROSPECTUS

COMMENT 3.        PLEASE CONFIRM THAT ADEQUATE DISCLOSURE RELATING TO THE
                  NATURE OF, AND TURMOIL IN, THE CURRENT MARKET HAS BEEN
                  INCLUDED, IF APPLICABLE.

                           Response 3. We believe that the current disclosure is
                           adequate for the Fund.

COMMENT 4.        FURTHER DEFINE "ALTERNATIVE OR NON-TRADITIONAL ASSET
                  CLASSES" IN THE SECTION ENTITLED "THE FUND-PRINCIPAL
                  INVESTMENT STRATEGIES."

                           Response 4. The disclosure has been revised
                           accordingly.

COMMENT 5.        CONSIDER ADDING DISCLOSURE NOTING THE RISK TO THE FUND OF NOT
                  RECEIVING THE EXEMPTIVE RELIEF DESCRIBED CURRENTLY IN THE
                  PROSPECTUS.

                           Response 5. The disclosure has been revised
                           accordingly.

COMMENT 6.        PROVIDE CLARIFICATION AS TO WHETHER THE INVESTMENT COMMITTEE
                  HAS A SECTION 15 AGREEMENT WITH THE FUND.

                           Response 6. The Investment Committee will be
                           comprised only of portfolio managers and investment
                           professionals that are employed by the Investment
                           Adviser and the Sub-Adviser. Because the Investment
                           Adviser and the Sub-Adviser have agreements in place
                           with respect to the Fund that comply with Section 15
                           of the 1940 Act, we do not believe that an additional
                           Section 15 Agreement is necessary.

COMMENT 7.        ADD DISCLOSURE EXPLAINING HOW A SHAREHOLDER CAN OBTAIN
                  FINANCIAL INFORMATION RELATING TO THE UNDERLYING FUNDS.

                           Response 7. The disclosure has been revised
                           accordingly.

COMMENT 8.        PROVIDE CLARIFICATION AS TO THE IDENTITY OF THE "ISSUER"
                  REFERENCED IN THE FIFTH SENTENCE OF THE SECTION OF THE
                  PROSPECTUS ENTITLED "THE FUND-ADDITIONAL RISK
                  INFORMATION-STRUCTURED PRODUCTS."

                           Response 8. This section has been revised to reflect
                           that the issuer referenced in this section is the
                           underlying investment that serves as the reference
                           obligation for the structured product.

COMMENT 9.        SHOULD THE REFERENCE TO "PRODUCERS" IN THE SECTION OF THE
                  PROSPECTUS ENTITLED "THE FUND-PRINCIPAL RISKS-COMMODITY RISK"
                  BE CHANGED TO "PRODUCERS OR CARTELS?"

                           Response 9. We respectfully acknowledge the comment;
                           however, we believe that the current disclosure is
                           adequate.

COMMENT 10.       ADD ADDITIONAL DISCLOSURE IN THE SECTION ENTITLED "THE
                  FUND-PRINCIPAL RISKS-NON-DIVERSIFICATION RISK" CLARIFYING THAT
                  THIS RISK IS APPLICABLE TO THE FUND AS WELL AS THE UNDERLYING
                  FUNDS.

                           Response 10. This disclosure has been revised
                           accordingly.

COMMENT 11.       PLEASE CONFIRM SUPPLEMENTALLY THAT THERE IS NO PROVISION FOR
                  THE RECOUPMENT OR RECAPTURE OF FEES THAT HAVE BEEN WAIVED.

                           Response 11. The Investment Manager may not recoup or
                           recapture waived fees.

COMMENT 12.       IN THE LAST FOOTNOTE FOLLOWING THE TABLE PRESENTING THE
                  ADVISORY FEES OF THE UNDERLYING FUNDS, PROVIDE THE DATE THAT
                  MORGAN STANLEY COMMODITIES ALPHA PORTFOLIO COMMENCED
                  OPERATIONS.

                           Response 12. This disclosure has been revised
                           accordingly.

                  COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

COMMENT 13.       ADD THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THE SECTION
                  ENTITLED "DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND
                  RISKS-ADDRESSSTREETINVESTMENT STRATEGIES AND RISKS-INVESTMENT
                  COMPANY SECURITIES" TO THE PROSPECTUS.

                           Response 13. This disclosure has been added to the
                           prospectus.

COMMENT 14.       WITH RESPECT TO INVESTMENT RESTRICTION 1, PLEASE CONFIRM THAT
                  THE FUND'S CONCENTRATION IN THE MUTUAL FUND INDUSTRY IS
                  LIMITED TO OPEN-ENDED FUNDS.

                           Response 14. The disclosure has been revised to note
                           that the Fund will concentrate in the investment
                           company placeStateindustry.

COMMENT 15.       FUNDAMENTAL INVESTMENT RESTRICTIONS 2 (BORROWING) AND 3
                  (SENIOR SECURITIES) INDICATE THAT THE FUND MAY ENGAGE IN THESE
                  ACTIVITIES TO THE EXTENT PERMITTED BY THE RULES. EXPLAIN WHAT
                  IS PERMITTED UNDER THESE POLICIES. FOR EXAMPLE, HOW MUCH MAY
                  THE FUND BORROW UNDER THE 1940 ACT.

                           Response 15. A discussion of these policies is set
                           forth under "Description of the Fund and its
                           Investments and Risks-addressStreetInvestment
                           Strategies and Risks-Borrowing."

COMMENT 16.       CONSIDER PRESENTING THE DATA DESCRIBING THE OTHER ACCOUNTS
                  MANAGED BY THE PORTFOLIO MANAGERS OF THE FUND IN TABULAR
                  FORMAT.

                           Response 16. We respectfully acknowledge the comment;
                           however, we believe that the format of the current
                           disclosure complies with Form N-1A and is not
                           confusing to investors.

         As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

o        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o        the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

o        the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the country-regionplaceUnited States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6982.
Thank you.

Best regards,

/s/ Edward J. Meehan, Jr.